SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                           PSYCHIATRIC SOLUTIONS, INC.
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    693451106
                                 (Cusip Number)

                                JOSEPH P. DONLAN
                          Brown Brothers Harriman & Co.
                                 59 Wall Street
                            New York, New York 10005
                                 (212) 493-7882
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 5, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1             NAME OF REPORTING PERSON:  The 1818 Mezzanine Fund II, L.P.
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a)   [ ]
                                                                       (b)   [X]
--------------------------------------------------------------------------------
3             SEC USE ONLY
--------------------------------------------------------------------------------
4             SOURCE OF FUNDS:  OO
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]
              PURSUANT TO ITEMS 2(d) or 2(e):
--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware
--------------------------------------------------------------------------------
                              7        SOLE VOTING POWER:  0
         NUMBER OF
           SHARES             --------------------------------------------------
        BENEFICIALLY          8        SHARED VOTING POWER:  372,412*
           OWNED
             BY               --------------------------------------------------
            EACH              9        SOLE DISPOSITIVE POWER:  0
         REPORTING
           PERSON             --------------------------------------------------
            WITH              10       SHARED DISPOSITIVE POWER:  372,412*

--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON:  372,412
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [X]
              CERTAIN SHARES:
--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.61%*
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON:  PN
--------------------------------------------------------------------------------

        * See Item 5 herein.

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1             NAME OF REPORTING PERSON:  Brown Brothers Harriman & Co.

--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a)   [ ]
                                                                       (b)   [X]
--------------------------------------------------------------------------------
3             SEC USE ONLY

--------------------------------------------------------------------------------
4             SOURCE OF FUNDS:  OO

--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]
              PURSUANT TO ITEMS 2(d) or 2(e):
--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION:   New York
--------------------------------------------------------------------------------
                              7        SOLE VOTING POWER:  0
         NUMBER OF
           SHARES             --------------------------------------------------
        BENEFICIALLY          8        SHARED VOTING POWER:  372,412*
           OWNED
             BY               --------------------------------------------------
            EACH              9        SOLE DISPOSITIVE POWER:  0
         REPORTING
           PERSON             --------------------------------------------------
            WITH              10       SHARED DISPOSITIVE POWER:  372,412*

--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON:  372,412*
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [X]
              CERTAIN SHARES:
--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.61%*

--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON:  PN

--------------------------------------------------------------------------------

         * See Item 5 herein.

--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON:  T. Michael Long

--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a)   [ ]
                                                                       (b)   [X]
--------------------------------------------------------------------------------
3             SEC USE ONLY

--------------------------------------------------------------------------------
4             SOURCE OF FUNDS:  OO

--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]
              PURSUANT TO ITEMS 2(d) or 2(e):
--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION:   United States of America
--------------------------------------------------------------------------------
                              7        SOLE VOTING POWER:  0
         NUMBER OF
           SHARES             --------------------------------------------------
        BENEFICIALLY          8        SHARED VOTING POWER:  372,412*
           OWNED
             BY               --------------------------------------------------
            EACH              9        SOLE DISPOSITIVE POWER:  0
         REPORTING
           PERSON             --------------------------------------------------
            WITH              10       SHARED DISPOSITIVE POWER:  372,412*

--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON:  372,412*
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [X]
              CERTAIN SHARES:
--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.61%*

--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------

         * See Item 5 herein.

--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON:  Lawrence C. Tucker

--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a)   [ ]
                                                                       (b)   [X]
--------------------------------------------------------------------------------
3             SEC USE ONLY

--------------------------------------------------------------------------------
4             SOURCE OF FUNDS:  OO

--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]
              PURSUANT TO ITEMS 2(d) or 2(e):
--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION:   United States of America
--------------------------------------------------------------------------------
                              7        SOLE VOTING POWER:  0
         NUMBER OF
           SHARES             --------------------------------------------------
        BENEFICIALLY          8        SHARED VOTING POWER:  372,412*
           OWNED
             BY               --------------------------------------------------
            EACH              9        SOLE DISPOSITIVE POWER:  0
         REPORTING
           PERSON             --------------------------------------------------
            WITH              10       SHARED DISPOSITIVE POWER:  372,412*

--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON:  372,412*
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [X]
              CERTAIN SHARES:
--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.61%*

--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------

         * See Item 5 herein.

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1             NAME OF REPORTING PERSON:  Robert R. Gould

--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a)   [ ]
                                                                       (b)   [X]
--------------------------------------------------------------------------------
3             SEC USE ONLY

--------------------------------------------------------------------------------
4             SOURCE OF FUNDS:  OO

--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]
              PURSUANT TO ITEMS 2(d) or 2(e):
--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION:   United States of America
--------------------------------------------------------------------------------
                              7        SOLE VOTING POWER:  0
         NUMBER OF
           SHARES             --------------------------------------------------
        BENEFICIALLY          8        SHARED VOTING POWER:  372,412*
           OWNED
             BY               --------------------------------------------------
            EACH              9        SOLE DISPOSITIVE POWER:  0
         REPORTING
           PERSON             --------------------------------------------------
            WITH              10       SHARED DISPOSITIVE POWER:  372,412*

--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON:  372,412*
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [X]
              CERTAIN SHARES:
--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.61%*

--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------

         * See Item 5 herein.

--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON:  Joseph P. Donlan

--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a)   [ ]
                                                                       (b)   [X]
--------------------------------------------------------------------------------
3             SEC USE ONLY

--------------------------------------------------------------------------------
4             SOURCE OF FUNDS:  OO

--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]
              PURSUANT TO ITEMS 2(d) or 2(e):
--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION:   United States of America
--------------------------------------------------------------------------------
                              7        SOLE VOTING POWER:  0
         NUMBER OF
           SHARES             --------------------------------------------------
        BENEFICIALLY          8        SHARED VOTING POWER:  372,412*
           OWNED
             BY               --------------------------------------------------
            EACH              9        SOLE DISPOSITIVE POWER:  0
         REPORTING
           PERSON             --------------------------------------------------
            WITH              10       SHARED DISPOSITIVE POWER:  372,412*

--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON:  372,412*
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [X]
              CERTAIN SHARES:
--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.61%*

--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------

         * See Item 5 herein.

ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of Psychiatric Solutions, Inc. (f/k/a PMR Corporation), a Delaware corporation ("PSI" or the "Company"). The address of the principal executive offices of the Company is 113 Seaboard Lane, Suite C-100, Franklin, Tennessee 37067.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a), (b), (c) and (f). This Statement on Schedule 13D is being filed by the 1818 Mezzanine Fund II, L.P., a Delaware limited partnership (the "Fund"), Brown Brothers Harriman & Co., a New York limited partnership and general partner of the Fund ("BBH&Co."), T. Michael Long ("Long"), Lawrence C. Tucker ("Tucker"), Robert R. Gould ("Gould") and Joseph P. Donlan ("Donlan") (the Fund, BBH&Co., Long, Tucker, Gould and Donlan are referred to collectively herein as the "Reporting Persons").

         The Fund was formed to provide a vehicle for institutional and private investors an opportunity to participate in private mezzanine investment opportunities available to BBH&Co. BBH&Co. is a private bank. BBH&Co. has designated and appointed Long, Tucker, Gould and Donlan, or any one of them, the sole and exclusive persons at BBH&Co. having voting power (including the power to vote or to direct the voting) and investment power (including the power to dispose or to direct the disposition) with respect to the Common Stock.

         The address of the principal business and principal offices of the Fund and BBH&Co. is 59 Wall Street, New York, New York 10005.

         The business address of each of Long, Tucker, Gould and Donlan is 59 Wall Street, New York, New York 10005. The present principal occupation or employment of each of Long, Tucker and Gould is as a general partner of BBH&Co. The present principal occupation or employment of Donlan is as managing director of BBH&Co. Long, Tucker, Gould and Donlan are citizens of the United States.

         The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of each general partner of BBH&Co. is set forth on Schedule I hereto and is incorporated herein by reference.

         (d) and (e). During the last five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any person identified on
Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source of funds for the purchase of the securities that are the subject of this filing was contributions from partners of the Fund.

         The information set forth in Item 4 of this Statement is hereby incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons have acquired the securities of the Company for investment purposes only.

         On June 28, 2002, pursuant to the terms of a Securities Purchase Agreement (the "Purchase Agreement"), between Psychiatric Solutions Hospitals, Inc., a private Delaware corporation (f/k/a Psychiatric Solutions, Inc.) ("PSH") and the Fund, PSH completed the sale of a senior subordinated promissory note (the "Note"), in the aggregate principal amount of up to $20 million, and warrants (the "Warrants") to purchase, at any time or from time to time on or prior to June 28, 2012, 1,502,140 shares of PSH's common stock, par value $.01 per share (subject to anti-dilution adjustment in certain circumstances), at an exercise price of $.01 per share, for $10 million in a private placement to the Fund. The foregoing descriptions of the Purchase Agreement and the Warrants are qualified in their entirety by reference to the full text of the Purchase Agreement and the Warrants, respectively. The Purchase Agreement is set forth as
Exhibit 1 hereto and is hereby incorporated herein by reference. The Warrants are set forth as Exhibit 2 hereto and are hereby incorporated herein by reference.

         On August 5, 2002, pursuant to an Agreement and Plan of Merger, dated as of May 6, 2002, by and between the Company, PMR Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of the Company, and PSH, as amended as of June 10, 2002 (the "Merger Agreement"), PMR Acquisition Corporation merged with and into PSH, with PSH being the surviving corporation and becoming a wholly-owned subsidiary of PSI (the "Merger"). Pursuant to the Merger, the shares of capital stock of PSH were exchanged for shares of Common Stock of PSI, and the Warrant became exercisable for 372,412 shares of Common Stock of PSI (subject to anti-dilution adjustment in certain circumstances), at an exercise price of $.01 per share. Upon consummation of the Merger, PSI was renamed Psychiatric Solutions, Inc. (from PMR Corporation) and PSH was renamed Psychiatric Solutions Hospitals, Inc. (from Psychiatric Solutions, Inc.).

         Pursuant to the terms of the Purchase Agreement, until December 29, 2003, the Fund has agreed to make one or more loans to PSH in an aggregate principal amount not to exceed $20 million, $10 million of which has been loaned to PSH as of the consummation of the Merger. Pursuant to the terms of a letter agreement (the "Letter Agreement"), dated June 28, 2002, between the Company, PSH and the Fund, and as certified by the terms of a certificate delivered on August 5, 2002 by the Company to the Fund, the Company has agreed to assume the obligations of PSH to issue additional warrants (the "Additional Warrants") to the Fund, on terms substantially similar to the Warrants. The Company is obligated to issue Additional Warrants exercisable for 37,241 shares of Common Stock of the Company (subject to anti-dilution adjustment in certain circumstances), at an exercise price of $.01, for each $1 million of additional loans being advanced by the Fund. The foregoing description of the Letter Agreement is qualified in its entirety by reference to the full text of the Letter Agreement. The Letter Agreement is set forth as Exhibit 3 hereto and is hereby incorporated herein by reference.

         As more fully described in Item 6 below, the Fund has entered into agreements with certain stockholders of PSI, which contain provisions regarding, among other things, the registration, disposition and voting of shares of Common Stock, as well as provisions regarding the composition of the Company's board of directors.

         The Reporting Persons may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions, subject to the availability of shares of Common Stock at prices deemed favorable, the Company's business or financial condition and to other factors and conditions the Reporting Persons deem appropriate. Alternatively, the Reporting Persons may sell all or a portion of the shares of Common Stock issuable upon exercise of the Warrants in open market or in privately negotiated transactions, subject to the factors and conditions referred to above and compliance with applicable laws.

         Except as set forth in this Item 4, no Reporting Person has any present plans or proposals which related to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

         The information set forth in Item 6 of this Statement is hereby incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(c). By virtue of their potential status as a "group" with the stockholders of PSI enumerated in Item 6 below, for purposes of Rule 13d-5, each of the Reporting Persons may be deemed to have shared voting and dispositive power over the shares owned by such other stockholders. Except to the extent explicitly set forth herein, neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this Statement for the purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and such beneficial ownership is expressly disclaimed.

         As set forth above, in connection with consummation of the Merger, the Fund's Warrants became exercisable for 372,412 shares of Common Stock. Accordingly, as of August 5, 2002, assuming the exercise of the Warrants held by the Fund into shares of Common Stock as of such date, the Fund may be deemed to own 372,412 shares of Common Stock (or 4,846,611 shares of Common Stock by virtue of their potential status as a "group" with the stockholders of PSI enumerated in Item 6 below), which, based on calculations made in accordance with Rule 13d-3(d) promulgated under the Securities Exchange Act of 1934, and there being 7,703,969 shares of Common Stock outstanding as of August 5, 2002 (as reported by the Company to the Fund), represents approximately 4.61% of the outstanding shares of Common Stock (or 60% of the outstanding shares of Common Stock by virtue of their potential status as a "group" with the stockholders of PSI enumerated in Item 6 below).

         By virtue of BBH&Co.'s relationship with the Fund, BBH&Co. may be deemed to beneficially own 372,412 shares of Common Stock (or 4,846,611 shares of Common Stock by virtue of their potential status as a "group" with the stockholders of PSI enumerated in Item 6 below), which, based on calculations made in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, and there being 7,703,969 shares of Common Stock outstanding as of August 5, 2002 (as reported by the Company to the Fund), represents approximately 4.61% of the outstanding shares of Common Stock (or 60% of the outstanding shares of Common Stock by virtue of their potential status as a "group" with the stockholders of PSI enumerated in Item 6 below).

         By virtue of designating Long, Tucker, Gould and Donlan, or any of them, as the sole and exclusive persons at BBH&Co. having voting power (including the power to vote or to direct the voting) and investment power (including the power to dispose or to direct the disposition) with respect to the securities of the Company, each of them may be deemed to beneficially own 372,412 shares of Common Stock (or 4,846,611 shares of Common Stock by virtue of their potential status as a "group" with the stockholders of PSI enumerated in
Item 6 below), which, based on calculations made in accordance with Rule 13d-3(d) promulgated under the Securities Exchange Act of 1934, and there being 7,703,969 shares of Common Stock outstanding as of August 5, 2002 (as reported by the Company to the Fund), represents approximately 4.61% of the outstanding shares of Common Stock (or 60% of the outstanding shares of Common Stock by virtue of their potential status as a "group" with the stockholders of PSI enumerated in Item 6 below).

         Except as set forth herein, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified on Schedule I, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days.

         Paragraphs (d) and (e) of Item 5 of this Statement are not applicable to this filing.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to the terms of a Second Amended and Restated Voting Agreement (the "Voting Agreement"), dated as of June 28, 2002, certain stockholders of PSI, specifically Clayton Associates, L.L.C. ("Clayton"), Joey A. Jacobs ("Jacobs"), Acacia Venture Partners, L.P., CGJR Health Care Services Private Equities, L.P., CGJR II, L.P., CGJR/MF III, L.P., FCA Venture Partners I, L.P., FCA Venture Partners II, L.P., Oak VII Affiliates Fund,

Limited Partnership, Oak Investment Partners VII Limited Partnership, South Park Venture Partners, L.P., and South Pointe Venture Partners, L.P. (collectively, the "Voting Stockholders") have agreed, at any annual or special meeting or other action of the stockholders of the Company called for the purpose of electing to or removing directors from the Company's board of directors, to vote all their shares of Common Stock to cause one member of the Company's board of directors to be a person designated by the Fund. This voting obligation of the Voting Stockholders terminates when both of the following clauses (i) and (ii) have been satisfied: (i) the indebtedness owed to the Fund under the Purchase Agreement has been repaid in full; and (ii) either of the following has happened: (x) the Fund owns less than 50% of the shares of Common Stock issued pursuant to the Purchase Agreement (assuming exercise of the warrants issued to the Fund pursuant to the Purchase Agreement), or (y) June 28, 2007 (the "Vote Termination Date"). The foregoing description of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement. The Voting Agreement is set forth as Exhibit 4 hereto and is hereby incorporated herein by reference.

         Pursuant to the terms of the Letter Agreement, the Company agreed, upon consummation of the Merger, to create a vacancy on its board of directors and to cause such vacancy to be filled, effective upon consummation of the Merger, by a designee of the Fund. The Company has also agreed, at each meeting of stockholders of the Company after the Merger at which the election of directors occurs (or at any time the stockholders of the Company act by written consent for the purpose of the election of directors), to cause a designee of the Fund to be included in the slate of nominees recommended by the board of directors of the Company to the Company's stockholders, and to use its reasonable best efforts to cause the election of such designee, including voting all shares for which the Company holds proxies (unless otherwise directed by the stockholder submitting such proxy) or is otherwise entitled to vote, in favor of the election of such designee. The obligation of the Company described in the preceding sentence terminates upon the Vote Termination Date.

         Pursuant to the terms of a Second Amended and Restated Co-Sale Agreement (the "Co-Sale Agreement"), dated as of June 28, 2002, Clayton and Jacobs (collectively, the "Co-Sale Stockholders") have agreed to allow the Fund to participate in any transfer or sale (subject to certain exceptions) of Common Stock now owned or subsequently acquired by such Co-Sale Stockholder on the same terms and conditions as the proposed transfer or sale to be made by such Co-Sale Stockholder. The Fund is entitled to sell in any such transfer or sale up to a number of shares of Common Stock equal to the product of (i) the number of shares of Common Stock that the Co-Sale Stockholder proposes to sell or transfer by (ii) a fraction, the numerator of which is the number of shares of Common Stock (assuming exercise of any warrants) owned by the Fund at such time, and the denominator of which is the total number of shares of Common Stock (assuming exercise of any warrants) owned by the Co-Sale Stockholders and the Fund at such time. The foregoing description of the Co-Sale Agreement is qualified in its entirety by reference to the full text of the Co-Sale Agreement. The Co-Sale Agreement is set forth as Exhibit 5 hereto and is hereby incorporated herein by reference.

         Pursuant to the terms of a Second Amended and Restated Investor Rights Agreement (the "Investor Rights Agreement"), dated as of June 28, 2002, PSH agreed to provide the Fund with, among other things, registration rights as well as pre-emptive rights with respect to future issuances of certain equity securities. Pursuant to the terms of the Letter

Agreement, the Company has agreed to assume all obligations of PSH under the Investor Rights Agreement, including, but not limited to, the following obligations, all on the terms and conditions specified in the Investor Rights
Agreement: (i) upon the request of the Fund, to register for sale to the public any shares of Common Stock held by the Fund; (ii) to allow the Fund to include in certain registration statements filed by the Company any shares of Common Stock held by the Fund; (iii) upon the request of the Fund, to file a Form S-3 under the Securities Act of 1933 with respect to the shares of Common Stock held by the Fund; and (iv) to provide the Fund with pre-emptive rights to purchase its pro rata share of certain future issuances of the Company's equity securities. The pre-emptive rights described in clause (iv) of the immediately preceding sentence terminate upon the earlier of June 28, 2007 and such time that the Fund owns less than 50% of the shares of Common Stock issued to the Fund pursuant to the Purchase Agreement (assuming exercise of any warrants). The foregoing description of the Investor Rights Agreement is qualified in its entirety by reference to the full text of the Investor Rights Agreement. The Investor Rights Agreement is set forth as Exhibit 6 hereto and is hereby incorporated herein by reference.

         Except for the agreements described above or elsewhere in this Statement or in response to Items 3 and 4 of this Statement, which are hereby incorporated herein by reference, to the best of the knowledge of the Reporting Persons, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT                    DESCRIPTION

Exhibit 1 Securities Purchase Agreement, dated June 28, 2002 between PSH and the Fund.

Exhibit 2          Warrants, dated as of June 28, 2002.

Exhibit 3 Letter Agreement, dated June 28, 2002, between the Company, PSH and the Fund.

Exhibit 4 Second Amended and Restated Voting Agreement, dated June 28, 2002, by and among PSH, the Voting Stockholders and the Fund.

Exhibit 5 Second Amended and Restated Co-Sale Agreement, dated June 28, 2002, by and among PSH, the Co-Sale Stockholders and the Fund.

Exhibit 6 Second Amended and Restated Investor Rights Agreement, dated June 28, 2002, by and among PSH, Capital Source Holdings, LLC and the Fund.

Exhibit 7 Joint Filing Agreement, dated August 14, 2002, among the Reporting Persons.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 14, 2002

                                            THE 1818 MEZZANINE FUND II, L.P.

                                            By: Brown Brothers Harriman & Co.,
                                                General Partner


                                            By: /s/ Lawrence C. Tucker
                                               ---------------------------------
                                               Name:  Lawrence C. Tucker
                                               Title: Partner


                                            BROWN BROTHERS HARRIMAN & CO.


                                            By: /s/ Lawrence C. Tucker
                                               ---------------------------------
                                               Name:  Lawrence C. Tucker
                                               Title: Partner


                                            /s/ T. Michael Long
                                            ------------------------------------
                                            T. Michael Long


                                            /s/ Lawrence C. Tucker
                                            ------------------------------------
                                            Lawrence C. Tucker


                                            /s/ Robert R. Gould
                                            ------------------------------------
                                            Robert R. Gould


                                            /s/ Joseph P. Donlan
                                            ------------------------------------
                                            Joseph P. Donlan

                                  EXHIBIT INDEX


EXHIBIT                    DESCRIPTION

Exhibit 1 Securities Purchase Agreement, dated June 28, 2002 between PSH and the Fund.

Exhibit 2       Warrants, dated June 28, 2002.

Exhibit 3 Letter Agreement, dated June 28, 2002, between the Company, PSH and the Fund.

Exhibit 4 Second Amended and Restated Voting Agreement, dated June 28, 2002, by and among PSH, the Voting Stockholders and the Fund.

Exhibit 5 Second Amended and Restated Co-Sale Agreement, dated June 28, 2002, by and among PSH, the Co-Sale Stockholders and the Fund.

Exhibit 6 Second Amended and Restated Investor Rights Agreement, dated June 28, 2002, by and among PSH, Capital Source Holdings, LLC and the Fund.

Exhibit 7 Joint Filing Agreement, dated August 14, 2002 among the Reporting Persons.

                                   SCHEDULE I

         Set forth below are the names and positions of all of the general partners of BBH&Co. The principal occupation or employment of each person listed below is private banker, and, unless otherwise indicated, the business address of each person is 59 Wall Street, New York, New York 10005. Unless otherwise indicated, each person listed below is a citizen of the United States.

                                       BUSINESS ADDRESS
NAME                                   (IF OTHER THAN AS INDICATED ABOVE)
----                                   ----------------------------------

J. William Anderson

Peter B. Bartlett

Brian A. Berris

Taylor S. Bodman                       40 Water Street
                                       Boston, MA 02109
John J. Borland                        125 S. Wacker Drive
                                       Chicago, IL 60606

Timothy J. Connelly                    40 Water Street
                                       Boston, MA 02109

Douglas A. Donahue, Jr.                40 Water Street
                                       Boston, Massachusetts 02109
Anthony T. Enders

Alexander T. Ercklentz

Terrence M. Farley

John A. Gehret

Elbridge T. Gerry, Jr.

Kristen F. Giarusso                    40 Water Street
                                       Boston, MA 02109
Robert R. Gould

Ronald J. Hill

Kyosuko Kashimoto                      8-14 Nihonbashi 30-Chome Chuo-ku
   (citizen of Japan)                  Tokyo 103, Japan

Radford W. Klotz

Landon Hilliard

Michael Kraynak, Jr.

Susan C. Livingston                    40 Water Street
                                       Boston, MA 02109
T. Michael Long

Hampton S. Lynch

Michael W. McConnell

John P. Molner

William H. Moore III

Donald B. Murphy

John A. Nielsen

Eugene C. Rainis

A. Heaton Robertson                    40 Water Street
                                       Boston, Massachusetts 02109
Jeffrey A. Schoenfeld

W. Carter Sullivan III

                                       BUSINESS ADDRESS
NAME                                   (IF OTHER THAN AS INDICATED ABOVE)
----                                   ----------------------------------

Stokley P. Towles                      40 Water Street
                                       Boston, Massachusetts 02109
Lawrence C. Tucker

Andrew J. F. Tucker

William B. Tyree

Maarten van Hengel

Douglas C. Walker                      1531 Walnut Street
                                       Philadelphia, Pennsylvania 19102

William J. Whelan, Jr.                 40 Water Street
                                       Boston, MA 02109

Lawrence F. Whittemore

Richard H. Witmer, Jr.